SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Data Storage Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23786R128
(CUSIP Number)

Charles M. Piluso
401 Franklin Avenue, Suite 103
Garden City, NY 11530
(212) 564-4922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23786R128	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles M. Piluso
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,003,545*
	8.	SHARED VOTING POWER 3,269,863**
	9.	SOLE DISPOSITIVE POWER 13,003,545*
	10.	SHARED DISPOSITIVE POWER 3,269,863**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,273,408* **
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14.		TYPE OF REPORTING PERSON IN
* Includes (i) 11,049,723 shares, (ii) 1,220,488 shares issuable upon the exercise of options, of which 1,144,781 are currently exercisable, (iii) 666,667 shares issuable upon conversion of a currently convertible promissory note and (iv) 66,667 shares issuable upon exercise of a currently exercisable warrant.
** Includes shares owned by Piluso Family Associates, LLC, of which the Reporting Person is the managing member.

CUSIP No. 23786R128	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Piluso Family Associates, LLC 37-1463812
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 3,269,863
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 3,269,863
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,863
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 23786R128	13D	Page 4 of 7 Pages

Introduction

This Amendment No. 1 amends the Schedule 13D filed on October 1, 2012 (the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the items contained herein.

Item 3. Source and Amount of Funds or Other Consideration.

On September 19, 2012, the Reporting Persons agreed to purchase an aggregate of 833,334 shares of Common Stock (the “Shares”) from the Issuer for aggregate consideration of $125,000 in cash.  The purchases were consummated on September 19, 2012. After such purchases, Piluso beneficially owned (i) 11,049,723 shares of Common Stock individually, (ii) 3,269,863 shares of Common Stock owned by Piluso Family Associates, LLC and (iii)1,187,155 shares of Common Stock subject to stock options, of which 915,701 are currently exercisable.  The acquisition by Piluso individually was financed with personal funds and the acquisition by Piluso Family Associates was financed with working capital.

On August 9, 2013, the Issuer and Piluso entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Issuer agreed to sell to Piluso and Piluso agreed to purchase from the Issuer, a 10% Convertible Promissory Note due April 30, 2014 in the original principal amount of $100,000 (the “Note”) and a warrant for the purchase of 66,667 shares of the Common Stock (the “Warrant”), for an aggregate purchase price of $100,000.

The Note shall accrue interest at a rate of 10% per annum, which shall be payable in arrears on April 30, 2014 (the “Maturity Date”).  The Note may be converted, at any time prior to the Maturity Date, into shares of Common Stock at the conversion price of $0.15 per share.

The Warrant is exercisable into 66,667 shares of Common Stock at the exercise price of $0.15 per share.  The Warrant is exercisable from August 9, 2013 and on or before February 28, 2023.

The transaction was consummated on August 9, 2013. After such purchases, Piluso beneficially owned (i) 11,049,723 shares of Common Stock individually, (ii) 3,269,863 shares of Common Stock owned by Piluso Family Associates, LLC, (iii) 1,220,488 shares issuable upon the exercise of options, of which 1,144,781 are currently exercisable, (iv) 666,667 shares issuable upon conversion of the Note and (iv) 66,667 shares issuable upon exercise of the Warrant.  The acquisition of the Note and the Warrant by Piluso was financed with personal funds.

Item 5. Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the direct and indirect beneficial owner of an aggregate of 16,273,408 shares of Common Stock. Piluso has sole voting and dispositive control over 13,003,545 of such shares and the Reporting Persons have shared voting and dispositive control over 3,269,863 shares.

CUSIP No. 23786R128	13D	Page 5 of 7 Pages

The 16,273,408 shares of Common Stock beneficially owned by the Reporting Persons represent 46.3% of the 33,165,915 issued and outstanding shares of Common Stock as of May 17, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”).

The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Date	Amount of Common Stock Acquired	Price Per Security	Where and How Effected

8/09/13	667,667 shares subject to conversion of the Note	$0.15	Private purchase by Piluso from the Issuer

8/09/13	66,667 shares subject to exercise of the Warrant	$0.15	Private purchase by Piluso from the Issuer

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.1
Stock Purchase Agreement between Charles M. Piluso and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.2 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

2.2
Stock Purchase Agreement between Piluso Family Associates and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.3 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

2.3	Securities Purchase Agreement between Charles M. Piluso and the Issuer dated as of August 9, 2013

2.4	10% Convertible Promissory Note due April 30, 2014

2.5	Warrant to Purchase Common Stock dated as of August 9, 2013

9.1	Joint Filing Agreement (previously filed)

CUSIP No. 23786R128	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 13, 2013
/s/ Charles M. Piluso
Charles M. Piluso

Piluso Family Associates, LLC

	By:	/s/ Charles M. Piluso
Charles M. Piluso, managing member

CUSIP No. 23786R128	13D	Page 7 of 7 Pages

Exhibit Index

Exhibit No.	Description

2.1
Stock Purchase Agreement between Charles M. Piluso and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.2 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

2.2
Stock Purchase Agreement between Piluso Family Associates and the Issuer dated as of September 19, 2012 (incorporated by reference to Exhibit 2.3 of Current Report on Form 8-K filed by the Issuer September 21, 2012 (File No. 000-54579))

2.3	Securities Purchase Agreement between Charles M. Piluso and the Issuer dated as of August 9, 2013

2.4	10% Convertible Promissory Note due April 30, 2014

2.5	Warrant to Purchase Common Stock dated as of August 9, 2013

9.1	Joint Filing Agreement (previously filed)